UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-06489

THE MAJESTIC STAR CASINO, LLC
THE MAJESTIC STAR CASINO CAPITAL CORP.
MAJESTIC STAR CASINO CAPITAL CORP. II
(Exact name of registrant as specified in its charter)

301 Fremont Street, 12th Floor
Las Vegas, Nevada 89101
(702) 388-2400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9½% Senior Secured Notes due 2010
9¾% Senior Notes due 2011
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	
Rule 12g-4(a)(2)	
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	
Rule 15d-6	

Approximate number of holders of record as of the certification or notice date:

9½% Senior Secured Notes due 2010: 23
9¾% Senior Notes due 2011:   33

Pursuant to the requirements of the Securities Exchange Act of 1934, The Majestic Star Casino, LLC, The Majestic Star Casino Capital Corp. and The Majestic Star Casino Capital Corp. II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

November 12, 2009		THE MAJESTIC STAR CASINO, LLC

	By:	/s/ Jon S. Bennett
Jon S. Bennett, Senior Vice President, Chief Financial Officer and Treasurer

THE MAJESTIC STAR CASINO CAPITAL CORP.

	By:	/s/ Jon S. Bennett
Jon S. Bennett, Senior Vice President, Chief Financial Officer and Treasurer

MAJESTIC STAR CASINO CAPITAL CORP. II

	By:	/s/ Jon S. Bennett
Jon S. Bennett, Senior Vice President, Chief Financial Officer and Treasurer